Exhibit 99.1

INVESTOR CONTACT
Matthew P. Duffy

Managing Director

LifeSci Advisors LLC

Matthew@lifesciadvisors.com

Phone: 212-915-0685

Bioblast Pharma Announces Receipt of

Nasdaq Notification Regarding Stockholders’ Equity

Tel Aviv, Israel, - March 10, 2017 – Bioblast Pharma Ltd. (NasdaqGM: ORPN), a clinical-stage, orphan disease-focused biotechnology company, announced today that it received a written notification from the Listing Qualifications Department of The NASDAQ Stock Market LLC. The notification advised that the company’s stockholders’ equity, as reported in the company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, does not satisfy the Nasdaq Global Market continued listing requirement set forth in Nasdaq Stock Market Rule 5450(b)(1)(A) which requires that the company maintain a minimum of $10,000,000 in stockholders’ equity. The notification also stated that the company has until April 20, 2017 to submit to Nasdaq a plan to regain compliance with Rule 5450(b)(1)(A).

The company currently anticipates a timely submission of such a plan to Nasdaq. If the plan is accepted, Nasdaq may grant an extension of up to 180 calendar days from the date of the notice for the company to provide evidence of compliance.

In the event that the company’s plan to regain compliance is not accepted or the company is not granted an extension or the company does not regain compliance with the requirements of Rule 5450(b)(1)(A) by the end of the applicable compliance period, the company may consider transferring the listing of its ordinary shares to the Nasdaq Capital Market.

About Bioblast Pharma Ltd.

Bioblast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. Bioblast is traded on the NASDAQ under the symbol “ORPN”. For more information, please visit our website: www.BioblastPharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the company is using forward-looking statements when it discusses its plan to timely a submit a plan to Nasdaq to regain compliance with Rule 5450(b)(1)(A) or to consider transferring its listing. Because such statements deal with future events and are based on Bioblast Pharma Ltd.’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in Bioblast Pharma’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 24, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.